Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                                 March 14, 2006
Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

Re:  Filing of Schedule 13G - GPC Biotech AG

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                                Sincerely,



                                                                Jeffrey A. Ruiz









Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No.3)*

                    Under the Securities Exchange Act of 1934


                                 GPC Biotech AG
                     _______________________________________
                                 NAME OF ISSUER:

                      Ordinary Bearer Shares (No Par Value)
                     _______________________________________
                          TITLE OF CLASS OF SECURITIES

                                    38386P108
                     _______________________________________
                                  CUSIP NUMBER


                                December 30, 2005
                     _______________________________________
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)













* This filing is being submitted to amend an incorrect filing submitted February 10, 2006.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG**

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
(B)       [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5. SOLE VOTING POWER
SHARES               2,347,379
BENEFICIALLY      6. SHARED VOTING POWER
OWNED BY             0
EACH              7. SOLE DISPOSITIVE POWER
REPORTING            2,546,279
PERSON WITH       8. SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,546,279

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.45%

12.  TYPE OF REPORTING PERSON

     HC, CO




**In accordance with Securities Exchange Act Release No.39538(January 12, 1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of
Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DWS Holding & Service GmbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A)     [  ]
          (B)     [  ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5. SOLE VOTING POWER
SHARES               2,347,379
BENEFICIALLY      6. SHARED VOTING POWER
OWNED BY             0
EACH              7. SOLE DISPOSITIVE POWER
REPORTING            2,347,379
PERSON WITH       8. SHARED DISPOSITIVE POWER
                     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,347,379

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.79%

12.  TYPE OF REPORTING PERSON

         IA, CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Deutsche Asset Management Investmentgesellschaft mbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (A)     [  ]
    (B)     [  ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5. SOLE VOTING POWER
SHARES               0
BENEFICIALLY      6. SHARED VOTING POWER
OWNED BY             0
EACH              7. SOLE DISPOSITIVE POWER
REPORTING            198,900
PERSON WITH       8. SHARED DISPOSITIVE POWER
                     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    198,900

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.66%

12. TYPE OF REPORTING PERSON

    IA, CO

Item 1(a).   Name of Issuer:

             GPC Biotech AG (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Frauenhoferstrasse 20, D-82152 Martinsried/Munich, Germany

Item 2(a).   Name of Person Filing:

             This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             Taunusanlage 12, D-60325
             Frankfurt am Main
             Federal Republic of Germany

Item 2(c).   Citizenship:

             The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is Ordinary Bearer Shares (No ParValue).

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or

                   13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act;

            (b) [ ] Bank as defined in section 3(a)(6) of the Act;
            (c) [ ] Insurance Company as defined in section 3(a)(19)of the Act;

            (d) [ ] Investment Company registered under section 8 of the
                    Investment Company Act of 1940;

            (e) [X] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

                      Deutsche Asset Management Investmentgesellschaft mbH DWS Holding & Service GmbH

            (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g) [X] parent holding company or control person in accordance with
                    Rule 13d-1 (b)(1)(ii)(G);

                      Deutsche Bank AG

            (h) [ ] A savings association as defined in section 3(b) of the
                    Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

(c)      Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                    The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (ii) shared power to vote or to direct the vote:

                    The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

              (iii) sole power to dispose or to direct the disposition of:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                                                        Item 3
                  Classification

                 Deutsche Asset Management Investmentgesellschaft mbH           Investment Advisor
                 DWS Holding & Service GmbH                                     Investment Advisor


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/14/06


                                              DEUTSCHE BANK AG


                                              By: /s/ Jeffrey A. Ruiz
                                              Name: Jeffrey A. Ruiz
                                              Title: Vice President

                                              By: /s/ Pasquale Antolino
                                              Name: Pasquale Antolino
                                              Title: Assistant Vice President

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/14/06


                                              DWS Holding & Service GmbH



                                              By: /s/ Ralf Ring
                                              Name: Ralf Ring
                                              Title:   Compliance Officer

                                              By: /s/ Susan Seidel
                                              Name: Susan Seidel
                                              Title: Deputy Compliance Officer

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/14/06


                                             Deutsche Asset Management
                                             Investmentgesellschaft mbH


                                             By: /s/ Ralf Ring
                                             Name: Ralf Ring
                                             Title:   Compliance Officer

                                             By: /s/ Susan Seidel
                                             Name: Susan Seidel
                                             Title: Deputy Compliance Officer